FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

---

Contact: Dan Suesskind
                Chief Financial Officer
                Teva Pharmaceutical Industries Ltd.
                (011) 972-2-589-2840
          George Barrett
                President and CEO
                Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
          Liraz Kalif / Kevin Mannix
                Investor Relations
                (011) 972-3-926-7554 / (215) 591-8912

COURT OF APPEALS RULES IN FAVOR OF TEVA ON BIAXIN® XL PRELIMINARY INJUNCTION

Jerusalem, Israel, June 22, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the United States Court of Appeals for the Federal Circuit has vacated a June 2005 ruling by the U.S. District Court for the Northern District of Illinois, which had granted Abbott's motion for a preliminary injunction related to Teva's generic Biaxin® (Clarithromycin) XL Filmtabs®.

Teva's Abbreviated New Drug Application (ANDA) for the antibiotic Clarithromycin Extended Release Tablets, 500 mg has already been granted final approval by the U.S. Food and Drug Administration. Annual brand product sales in the U.S. were approximately $255 million for the twelve months ended March 2006, based on IMS data.

Teva is currently involved in patent litigation with Abbott concerning this product. A bench trial has been scheduled for March 2007.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
        Name: Dan Suesskind
        Title: Chief Financial Officer

Date: June 22, 2006